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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          SUMMIT MEDICAL SYSTEMS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   86613P102
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                                  (CUSIP Number)

         Edward F. Sweeney
         Chief Executive Officer and President
         Summit Medical Systems, Inc.
         One Carlson Parkway
         Minneapolis, Minnesota 55447
                                                      Telephone:  (612) 473-3250
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 2 of 12

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     1.  NAME OF REPORTING PERSON                             Vivra Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-3096645

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     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

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     3.  SEC USE ONLY

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     4.  SOURCE OF FUNDS

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     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              / /

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     6.  CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

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       NUMBER OF                       7.  SOLE VOTING POWER             434,999
        SHARES
     BENEFICIALLY              -------------------------------------------------
       OWNED BY
         EACH                          8.  SHARED VOTING POWER               N/A
     REPORTING PERSON
         WITH                  -------------------------------------------------

                                       9.  SOLE DISPOSITIVE POWER        434,999

                               -------------------------------------------------

                                       10. SHARED DISPOSITIVE POWER          N/A

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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                               434,999

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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            / /

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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)                                                         5.77%

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     14.  TYPE OF REPORTING PERSON                                            CO

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 3 of 12


          Vivra Incorporated ("Vivra") hereby files this Amendment No. 1 to its statement on Schedule 13D with the Securities and Exchange Commission to amend
Item 4 and Item 5 to reflect Vivra's sale of 75,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Summit Medical Systems, Inc.:

     1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Summit Medical Systems, Inc., a Minnesota corporation ("Summit"). The principal executive offices of Summit are located at One Carlson Parkway, Minneapolis, Minnesota 55447.

     2.   Identity and Background.
          -----------------------

          The name of the Reporting Person is Vivra Incorporated, a Delaware corporation. Vivra is a provider of specialty healthcare services, principally the delivery of dialysis services. Vivra's principal business office is located at 400 Primrose, Suite 200, Burlingame, California 94010. During the previous five years, Vivra has not been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to Instruction C of Schedule 13D, the following information is provided with respect to the executive officers and directors of Vivra:

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 4 of 12


          (a)  Name:  DAVID P. BARRY

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Vice President of Vivra, with a principal business address of 400 Primrose, Suite 200, Burlingame, CA 94010, the primary business of which is specialty healthcare services.

          (a)  Name:  ERNEST A. BLACKWELDER

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Vice President of Vivra Incorporated, a Delaware corporation, with a principal business address of 400 Primrose, Suite 200, Burlingame, CA 94010, the primary business of which is specialty healthcare services.

          (a)  Name:  ROBERT A. PROSEK

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Vice President of Vivra, with a principal business address of 400 Primrose, Suite 200, Burlingame, CA 94010, the primary business of which is specialty healthcare services.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 5 of 12


          (a)  Name:  KENT J. THIRY

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chief Executive Officer, President and Director of Vivra Incorporated, a Delaware corporation, with a principal business address of 400 Primrose, Suite 200, Burlingame, CA 94010, the primary business of which is specialty healthcare services.

          (a)  Name:  LEANNE ZUMWALT

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chief Financial Officer, Secretary and Treasurer and Director of Vivra Incorporated, a Delaware corporation, with a principal business address of 400 Primrose, Suite 200, Burlingame, CA 94010, the primary business of which is specialty healthcare services.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 6 of 12


          (a)  Name: DAVID G. CONNOR, M.D.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Physician in private practice in Daly City, California, with a principal business address of 1498 Southgate Avenue, Suite 102, Daly City, California 94015, the primary business of which is nephrology and internal medicine. Dr. Connor is also a director of Vivra.

          (a)  Name:  RICHARD B. FONTAINE

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Independent healthcare consultant with a principal business address of 2814 Four Lakes Drive, Park City, Utah 84060, the primary business of which is healthcare management. Mr. Fontaine is also a director of Vivra.

          (a)  Name:  ALAN R. HOOPS

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: CEO and Director of PacificCare Health Systems, with a principal business address of 5995 Plaza Drive, Cypress,

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 7 of 12


               California 90650, the primary business of which is health care management.

          (a)  Name:  DAVID L. LOWE

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman and CEO of ADAC Laboratories, Inc., with a principal business address of 540 Alder Drive, Milpitas, California 95035, the primary business of which is medical imaging and healthcare information services.

          (a)  Name:  JOHN M. NEHRA

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Managing General Partner of Catalyst Ventures, L.P., with a principal business address of 1119 St. Paul Street, Baltimore, Maryland 21202, the primary business of which is venture capital. Mr. Nehra is also a director of Vivra.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 8 of 12


          (a)  Name:  STEPHEN G. PAGLIUCA

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Managing General Partner of Information Partners, with a principal business address of 2 Copley Place, Boston, Massachusetts 02117, the primary business of which is venture capital. Mr. Pagliuca is also a director of Vivra.

          (b) Residence or business address for all of the above officers and directors:

               Vivra Incorporated
               400 Primrose, Suite 200
               Burlingame, CA 94010

          (d) The above officers and directors, during the last five years, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The above officers and directors, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship of all of the above officers and directors: United States.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D            Page 9 of 12


     3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          399,999 shares of Common Stock were acquired prior to Summit becoming a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Vivra's original Statement on Schedule 13D related to the purchase of 110,000 shares of Common Stock in connection with Summit's initial public offering for an aggregate price of $990,000. Vivra used working capital to purchase all the Common Stock.

     4.   Purpose of Transaction.
          ----------------------

          Vivra sold 75,000 shares of the Common Stock for working capital purposes. Vivra has no plans or proposals with respect to the Common Stock of Summit which relate to or would result in:

     (a)  The acquisition by any person of additional securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D           Page 10 of 12


          but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any if those enumerated above.

     5.   Interest in Securities of the Issuer.
          ------------------------------------

          According to the most recently available Annual Report on Form 10-K of Summit, there are 7,536,544 shares of Common Stock issued and outstanding.

     (a)       Amount beneficially owned:    434,999

               Percent of Class:               5.77%

     (b)  The number of shares as to which Vivra Incorporated has:

          (i) Sole power to vote or direct the vote:  434,999 shares.

          (ii) Shared power to vote or direct the vote:  N/A.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D           Page 11 of 12


          (iii) Sole power to dispose or direct the disposition of: 434,999 shares.

          (iv) Shared power to dispose or direct the disposition of:  N/A.

     6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Vivra is a party to a Registration Rights Agreement dated May 27, 1994 which provides Vivra with certain rights to require Summit to register Common Stock held by Vivra with the SEC, a copy of which is filed as an Exhibit to Vivra's Schedule 13D filed on April 26, 1996 and incorporated herein by reference. Except for the Registration Rights Agreement, Vivra is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of Summit, including but not limited to the transfer or voting of any of the securities of Summit, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     7.   Material to be Filed as Exhibits.
          --------------------------------

     (a) Registration Rights Agreement dated May 27, 1994 by and among Summit Medical Systems, Inc. and the several purchasers named in Schedule I to the Series A Convertible Preferred Stock Purchase Agreement dated May 27, 1994, filed as Exhibit 7(a) to Vivra Incorporated's Schedule 13D filed on April 26, 1996, and incorporated herein by reference.

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CUSIP No. 86613P102      Amendment No. 1 to Schedule 13D           Page 12 of 12


                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

     Dated as of May 3, 1996.

                                           VIVRA INCORPORATED


                                           By /s/ LeAnne M. Zumwalt
                                              -------------------------------- *
                                                      LeAnne M. Zumwalt
                                                   Chief Financial Officer,
                                                   Secretary and Treasurer


*  Original signature on file at Vivra Incorporated